ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this "Statement") relates to the common stock, $0.002 par value ("Common Stock") of Graham Field Health Products, Inc., a corporation based in Atlanta, Georgia (the "Issuer").
The principal executive office of the Issuer is 2935 Northeast Parkway Atlanta, Georgia 30360 .

ITEM 2. IDENTITY AND BACKGROUND.

a), (b) and (c) This Statement is being filed by (i) Steve Mozena, an individual; (ii)
Mozena Publishing, Inc. a California Corporation.

The principal business of the Reporting Person is providing college custom textbook publishing.

The principal business address and principal office address of the Reporting Person is
3939 E. Anaheim St. Long Beach, CA 90804.

(d) and (e) During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Steve Mozena is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Client Funds purchased in the aggregate are the shares of Common Stock reported in
Item 5, which shares are indirectly beneficially owned by the Reporting Person. The aggregate amount purchased was $8,000.06 net of commissions. The funds were provided by working capital of the Client's Funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares because he believes they are undervalued compared to what the Reporting Person believes is the intrinsic value of the Shares. The
Reporting Person support the efforts of the Issuer's management to grow the business, but also believe that management should pursue private equity alternatives to support that growth.

The Reporting Person has effected the acquisition of the Shares for investment purposes, but may communicate with management and others to encourage the exploration of private equity alternatives. The Reporting Person intends to monitor the Issuer's performance closely and may modify their plans in the future.

Although the Reporting Person does not have any current plans other than monitoring and communication, the Reporting Person may in the future exercise, or cause to be exercised, any and all of his respective rights (or the rights of any of the Client Funds) as stockholder of the Issuer in a manner consistent with his equity interests (or the equity interests of any of the Client Funds). Such actions may include the purchase of additional shares of Common Stock by some or all of the Client Funds in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time by some or all of the Client Funds, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by any of the Client Funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) In the aggregate, the Client Funds are the direct beneficial owner of 1,807,500 shares of Common Stock currently indirectly owned by the Reporting Persons, or approximately
5.00% + of outstanding shares of Common Stock of the Issuer, based upon
31,800,000
shares of Common Stock outstanding as of March 3, 2008.

By virtue of the relationships described in Item 2 of this Statement and this
Item 5, the
Reporting Persons may be deemed to share direct beneficial ownership of all of the shares of Common Stock. Specifically, as general partner, Steve Mozena has direct beneficial ownership of (i) 1,717,500 shares (or 100% of outstanding shares) of Common Stock held directly by Mozena Publishing, Inc., a California corporation.

(b) The Reporting Persons has the power to vote and to dispose of shares of Common
Stock as follows:

(i)  Sole power to vote or to direct the vote: 1,717,500
(ii)  Shared power to vote or to direct the vote: -0-
(iii)  Sole power to dispose or to direct the disposition of: 1,717,500
(iv)  Shared power to dispose or to direct the disposition of: -0-

 (c) Not applicable.

 (d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 2 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting
Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 2008

 By: Steve Mozena



-------------------------------------------
 Steve Mozena

MOZENA PUBLISHING, INC,.